AB
3/14

11019836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 01 2011 Washington, DC 200

| SEC FILE NUMBER |
|---|
| 8- 47912 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KUEHL CAPITAL CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14747 CALIFORNIA STREET, SUITE 1
(No. and Street)

| OMAHA | NE | 68154 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TODD ENGLE 402-391-7977
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANKEL ZACHARIA, LLC
(Name – *if individual, state last, first, middle name*)

| 11404 W DODGE ROAD, SUITE 700 | OMAHA | NE | 68154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





SD 3/25

# OATH OR AFFIRMATION

I, TODD ENGLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KUEHL CAPITAL CORPORATION, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
ROBERT A. WOOD
My Comm. Exp. March 9, 2011

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**KUEHL CAPITAL CORPORATION**

## TABLE OF CONTENTS

FrankelZacharia LLC
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We audited the accompanying balance sheet of Kuehl Capital Corporation as of December 31, 2010, and the related statements of operations and retained earnings, cash flows, and changes in liabilities subordinated to claims of general creditors, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of Company management. Our responsibility is to express an opinion on the statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the U.S.A. Those standards require that we plan and perform audits to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuehl Capital Corporation as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the U.S.A.

Frankel Zacharia LLC

February 18, 2011

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

*tel* 402.496.9100
*fax* 402.496.1024

KUEHL CAPITAL CORPORATION

BALANCE SHEET

DECEMBER 31, 2010

| | | |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash | $ | 1,105,183 |
| Warrants held | | 30,760 |
| Other | | 1,864 |
| **Total current assets** | | **1,137,807** |
| **Other non-current assets** | | **47,977** |
| **TOTAL ASSETS** | **$** | **1,185,784** |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | $ | 42,734 |
| **Total liabilities** | | **42,734** |
| **Stockholder's equity** | | |
| Common stock, $1 par value, 10,000 shares authorized, and 1,000 shares issued and outstanding | | 1,000 |
| Paid in capital | | 122,442 |
| Retained earnings | | 1,019,608 |
| **Total stockholder's equity** | | **1,143,050** |
| Commitment (Note 6) | | |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$** | **1,185,784** |

See accompanying notes to financial statements.

## KUEHL CAPITAL CORPORATION

## STATEMENT OF OPERATIONS AND RETAINED EARNINGS

## YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **Revenues** | | |
| Bond placement fees | $ | 3,069,450 |
| Warrant placement fees | | 658,698 |
| Other income | | 34,086 |
| **Total revenues** | | **3,762,234** |
| | | |
| **Costs and expenses** | | |
| Salaries, benefits, and related taxes | | 1,096,605 |
| SID debt placement | | 128,242 |
| Regulatory expense | | 64,640 |
| Professional fees | | 69,164 |
| Rent | | 98,094 |
| Office | | 42,571 |
| Charitable | | 24,350 |
| Depreciation | | 18,161 |
| Miscellaneous | | 13,979 |
| **Total costs and expenses** | | **1,555,806** |
| | | |
| **NET INCOME** | | **2,206,428** |
| | | |
| Retained earnings at beginning of year | | 1,123,180 |
| Distributions to stockholder | | (2,310,000) |
| | | |
| **RETAINED EARNINGS AT END OF YEAR** | **$** | **1,019,608** |

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| **Reconciliation of cash from operating activities** | |
| Net income | $ 2,206,428 |
| **Adjustments to reconcile net income to cash provided by operating activities** | |
| Depreciation | 18,161 |
| Other | 1,539 |
| **(Increase) decrease in operating assets** | |
| Warrants held | 68,809 |
| Other | (556) |
| **Decrease in operating liabilities** | |
| Accounts payable | (29,351) |
| **Net cash provided by operating activities** | **2,265,030** |
| **Cash flows from investing activities** | |
| Other | (16,476) |
| **Cash flows from financing activities** | |
| Distributions | (2,310,000) |
| **NET DECREASE IN CASH** | **(61,446)** |
| Cash at beginning of year | 1,166,629 |
| **Cash at end of year** | **$ 1,105,183** |

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

### YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| Subordinated liabilities at beginning of year | $ | -- |
| Net change | | -- |
| **Subordinated liabilities at end of year** | $ | -- |

See accompanying notes to financial statements.

## 1. Organization and Business

Kuehl Capital Corporation (a Nebraska corporation) is a registered broker-dealer providing services primarily related to the placement of Sanitary and Improvement District (SID) warrants and bonds in the greater Omaha, Nebraska area. The Company is a wholly owned subsidiary of Nuceaux, LLC. Revenues fluctuate with construction activity in the SIDs, which is generally controlled by housing and commercial developers.

## 2. Significant Accounting and Reporting Policies

### A. Basis of Accounting

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the U.S.A. Estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. Actual results could differ from the estimates used.

### B. Cash Equivalents

The Company considers short-term, liquid investments so close to maturity (generally three months or less when acquired) that the risk of change in value from interest rate fluctuations is not significant, and are readily convertible into cash, to be cash equivalents.

### C. Warrants Held

The Company is compensated with warrants, which are easily converted to cash. Related revenues are recognized when earned.

### D. Income Taxes

The Company is a disregarded entity for income tax reporting. Accordingly, the owner is required to report Company income and deductions for income tax purposes and no provision for income taxes is included in these financial statements.

The Company is required to evaluate tax positions taken to conclude if it is more likely than not the tax positions would be sustained upon examination by tax authorities. The Company believes it complies with applicable income tax laws and regulations and has no significant uncertain tax positions requiring recognition or disclosure in the financial statements.

## 2. Significant Accounting and Reporting Policies - Continued

### E. Subsequent Events

Management evaluated transactions and events occurring subsequent to December 31, 2010 and through the date of the auditor's report, (the date the financial statements were available to be issued) to determine whether any events should be recognized or disclosed in these statements. There were no material transactions or events in the subsequent period requiring disclosure or recognition in the statements.

## 3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires net capital of at least $100,000. Net capital, as defined by the Rule was $1,091,979 at December 31, 2010.

## 4. Fair Value Measurements

The framework of FASB ASC 820, *Fair Value Measurements*, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1: Quoted prices in active markets for identical assets (or liabilities) as of the reporting date. Generally, Level 1 assets are listed and actively traded on a US securities exchange and are valued at the last sales price. Quoted prices provide the most reliable evidence of value.

Level 2: Direct or indirect observable evidence, such as quoted prices for similar assets (or liabilities) in active markets, quoted prices in markets that are not active, or other corroborated market data.

Level 3: Assets for which there is little, if any, market activity. The determination of fair value is based on the best information available and may require significant management judgment or estimates.

All warrants held by the Company are considered level 2 investments and valued based upon settlement of similar instruments.

## 5. Employee Benefit Plans

The Company sponsors a profit-sharing plan for all eligible employees. Contributions to the profit sharing plan are discretionary and were approximately $2,700 in 2010.

## 6. Commitment

Facilities occupied by the Company are leased under an agreement that expires in November 2012 and calls for a base rent plus charges for common area maintenance and taxes. Rental cost during 2010 was approximately $98,100. Future minimum lease commitments under this arrangement follow:

| Year | | |
|---|---|---|
| 2011 | $ | 60,800 |
| 2012 | | 57,400 |
| | **$** | **118,200** |

## 7. Concentration

The Company regularly maintains cash on deposit in excess of FDIC limits.

Frankel Zacharia LLC
Certified Public Accountants

# INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We audited the accompanying financial statements of Kuehl Capital Corporation as of and for the year ended December 31, 2010, and issued our report thereon dated February 18, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of computation of aggregate indebtedness and net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934, and the reconciliation of net capital and aggregate indebtedness to Client's FOCUS Report are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Frankel Zacharia LLC

February 18, 2011



First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024

KUEHL CAPITAL CORPORATION

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

**DECEMBER 31, 2010**

| | | |
|---|---|---|
| **Aggregate indebtedness** | | |
| Total liabilities | $ | 42,734 |
| Reconciling items | | -- |
| **Net aggregate indebtedness** | $ | **42,734** |
| **Net capital** | | |
| Common stock | | 1,000 |
| Additional paid-in capital | | 122,442 |
| Retained earnings | | 1,019,608 |
| | | 1,143,050 |
| Deduct nonallowable assets: | | |
| Net property and equipment | | (47,977) |
| Other | | (1,864) |
| Securities haircuts: | | |
| Warrants held | | (1,230) |
| | | (51,071) |
| **Net capital** | $ | **1,091,979** |
| **Capital requirements** | | |
| Minimum dollar requirement | | 100,000 |
| Net capital exceeding requirements | | 991,979 |
| **Net capital** | $ | **1,091,979** |
| **Percentage of net capital to required capital** | | **1092.0%** |
| **Percentage of aggregate indebtedness to net capital** | | **3.9%** |

KUEHL CAPITAL CORPORATION

## RECONCILIATION OF NET CAPITAL AGGREGATE INDEBTEDNESS PER AUDIT REPORT TO COMPANY'S FOCUS REPORT

**DECEMBER 31, 2010**

| | | |
|---|---|---|
| Aggregate indebtedness per FOCUS Report | $ | 42,734 |
| Reconciling items | | -- |
| **Aggregate indebtedness per audit report** | **$** | **42,734** |
| Net capital per FOCUS Report | | 1,091,979 |
| Reconciling items | | -- |
| **Net capital per audit report** | **$** | **1,091,979** |

KUEHL CAPITAL CORPORATION

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS**

**DECEMBER 31, 2010**

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

KUEHL CAPITAL CORPORATION

COMPUTATION OF RESERVE REQUIREMENT

DECEMBER 31, 2010

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

FrankelZacharia LLC
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
Kuehl Capital Corporation
Omaha, Nebraska

In planning and performing our audit of the financial statements of Kuehl Capital Corporation (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

*tel* 402.**496.9100**
*fax* 402.496.1024

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention of those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

Our considerations of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified a deficiency in internal control that we consider to be a significant deficiency and have communicated it in writing to management and those charged with governance on February 18, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frankel Zacharia LLC

February 18, 2011

FrankelZacharia LLC
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Kuehl Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kuehl Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kuehl Capital Corporation's management is responsible for Kuehl Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences as there are no adjustments; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frankel Zacharia LLC

February 18, 2011

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12-31, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047912 FINRA DEC
KUEHL CAPITAL CORPORATION 19*19
14747 CALIFORNIA ST STE 1
OMAHA NE 68154-1986

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General Assessment (item 2e from page 2) $ 9405.59

B. Less payment made with SIPC-6 filed (exclude interest) ( 4318.00 )

7-27-2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5087.59

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 5087.59

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5087.59

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kuehl Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the_____ day of _______________, 20_____.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2010
and ending 12-31, 2010
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 3,762,234 00 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $ 3,762,234 — |
| 2e. General Assessment @ .0025 | $ 9405.59 (to page 1, line 2.A.) |

FrankelZacharia LLC

Certified Public Accountants

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024

# KUEHL CAPITAL CORPORATION

## FINANCIAL STATEMENTS

## DECEMBER 31, 2010

(WITH INDEPENDENT AUDITOR'S REPORT)